NYSE
AN ICE EXCHANGE

November 5, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Lazard Active ETF Trust, under the Exchange Act of 1934:

- Lazard Hybrid Financial Income ETF
- Lazard Non-Dollar Active Income ETF
- Lazard US High Yield ETF

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com